LEAD INVESTOR

Olivier Canella Strategic traffic analyst

I encountered the PRT concept during my studies and got the chance to visit the Vectus test track in Uppsala, Sweden (this is where the control system being licensed by Vuba was developed). As a professional strategic traffic analyst, I analyzed PRT for some European cities and I know well the benefits in terms of sustainability, benefits compared to other transport alternatives as well as low operating cost. With the current recommended social distancing, PRT gets a new advantage with its small vehicles. With that in mind, as well as the experience of Vuba team members, I have great hope for Vuba to be able to implement a large scale network.

Invested $1,000 this round